SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                         SPORT SUPPLY GROUP, INC.
                             (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title and Class of Securities)

                                 848915104
                              (CUSIP Number)

                              Eugene I. Davis
                            Emerson Radio Corp.
                              Nine Entin Road
                       Parsippany, New Jersey  07054
                              (201) 884-5800

                              with a copy to:

                          Jeffrey M. Davis, Esq.
                           Wolff & Samson, P.A.
                            5 Becker Farm Road
                        Roseland, New Jersey  07068
                              (201) 533-6561
              (Name, Address, and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             October 11, 1996
          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4), (5), or (6), check the following box ___.

          Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person*s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  848915104

                             Page 1 of 8 pages

                          Exhibit Index on page 5

Item 2.  Identity and Background.

          Item 2 of Emerson*s Schedule 13D is hereby amended by deleting the paragraph contained therein relating to Stuart D. Slugh, who is no longer an officer of Emerson Radio Corp. ("Emerson").

Item 4.  Purpose of Transaction.

          Item 4 of Emerson*s Schedule 13D is hereby amended by deleting such Item in its entirety and substituting the following therefor:

          On October 11, 1996, Emerson delivered a written proposal to the Board of Directors of Sport Supply Group, Inc. ("SSG"), in which Emerson seeks to acquire a controlling interest in SSG. Under the terms of the proposal, Emerson would purchase from SSG an additional 1,333,333 shares of the common stock, $.01 par value per share (the "Common Stock") of SSG at a purchase price of $6.00 per share (for aggregate consideration of approximately $8 million) and would purchase, for an aggregate consideration of $800, 5-year warrants to acquire an additional 1,333,333 shares at an exercise price of $6.50 per share, subject to adjustment. If the proposal is accepted, upon acquisition of such shares, but prior to the exercise of any of such warrants, Emerson would own approximately 25% of the outstanding shares of the Common Stock, and assuming exercise of all such warrants, would beneficially own approximately 35% of the Common Stock. Emerson is also to be granted registration rights on the resale of the shares of Common Stock it will own, as well as on the exercise and resale of the shares it can acquire under the warrants. In addition, Emerson would arrange for foreign trade credit financing of $2 million for the benefit of SSG to supplement existing credit facilities.

          As part of its proposal, SSG would cause a majority of the members of its Board of Directors to consist of Emerson*s designees. Emerson*s proposal contemplates that SSG*s current Chairman and Chief Executive Officer would resign and be retained by SSG as a consultant, on terms to be negotiated. Emerson would cause SSG to comply with its current contractual obligations to such officer upon the change in control. All other members of senior management would be retained.

          The proposal is subject to various conditions (including resolution of SSG*s current defaults with its primary lender or replacement of such lender by Emerson) and the negotiation and execution of definitive documentation. Emerson is seeking an expeditious closing of these transactions, by no later than November 15, 1996. It has not yet received a response from SSG, which has indicated that it is examining Emerson*s proposal.

          Emerson and Emerson Radio (Hong Kong) Limited ("Emerson HK") intend to continue to review from time to time their position with respect to the shares of Common Stock, and may, depending on SSG*s response to its proposal, the circumstances then existing, including their evaluation of SSG*s business, assets, operations, the industry in general, economic conditions, prevailing market prices for the Common Stock, investment opportunities of Emerson and Emerson HK, and other factors, determine to increase, decrease, or dispose of the ownership of the Common Stock, or revise or retract Emerson*s current proposal.
          Except for the proposal described above, as of the date hereof, neither Emerson nor Emerson HK has any plan or proposal relating to:

          (a) The acquisition by any person of additional securities of SSG, or the disposition of securities of SSG;

          (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving SSG or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of SSG or any of its subsidiaries;

          (d) A change in the present board of directors or management of SSG, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) A material change in the present capitalization or dividend policy of SSG;

          (f) One or more other material changes in SSG*s business or corporate structure;

          (g)    Changes   in   SSG*s   charter,   bylaws,  or  instruments
corresponding thereto or other actions which may impede the acquisition of control of SSG by any person;

          (h) Causing a class of securities of SSG to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of SSG becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 7.  Material to be Filed as Exhibits.

          Item 7 of Emerson*s Schedule 13D is amended by deleting such Item in its entirety and substituting the following therefor:

          The following exhibit is being filed herewith:

 (1)  Proposal letter dated October 11, 1996, from Emerson to the Board of
                             Directors of SSG.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              EMERSON RADIO (HONG KONG)
                                LIMITED

                              By:  /s/ Eugene I. Davis
                                   Name:  Eugene I. Davis
                                   Title: Director

                              EMERSON RADIO CORP.

                              By:  /s/ Eugene I. Davis
                                   Name:  Eugene I. Davis
                                   Title: President

                           EXHIBIT INDEX


Exhibit No.          Exhibit Name                                   Page No. in Sequential
                                                                    Numbering System
(1)                  Proposal Letter dated October 11, 1996, from           6
                     Emerson Radio Corp. to the Board of Directors
                     of Sport Supply Group, Inc.

                             EXHIBIT 1



                                   October 11, 1996




VIA TELECOPY

Sports Supply Group, Inc.
1901 Diplomat Drive
Dallas, Texas  75234
Attn.:  Board of Directors

          Re:  Emerson Radio Corp. Acquisition Proposal

Gentlemen:

     Emerson Radio Corp. ("Emerson") has engaged in a due diligence review and analysis of Sport Supply Group, Inc. ("SSG") over the past few weeks, with a view towards determining Emerson*s interests with regard to its future relationship with, and its current investment in, SSG. Emerson appreciates the cooperation and assistance of SSG in its review of SSG to date, enabling Emerson to conduct its review in an expeditious and non-intrusive manner. The following proposal is based on the review of the documents made available to Emerson by SSG and meetings with SSG personnel to date. Subject to the foregoing, Emerson*s proposal is being made on the following terms and subject to the following conditions:

     a) Emerson, or a direct or indirect subsidiary of Emerson (the "Purchaser"), will purchase directly from SSG 1,333,333 shares of newly-issued common stock (the "Stock") of SSG at a purchase price of $6.00 per share, for an aggregate consideration of approximately $8 million.

     b) The Purchaser will purchase from SSG, for $800, warrants (the "Warrants") to purchase an aggregate of 1,333,333 shares of Stock at an exercise price of $6.50 per share, subject to customary anti-dilution adjustments. The Warrants shall have a term of five-years and have such other terms as shall be acceptable to Emerson.

     c) SSG will grant the Purchaser demand and "piggyback" registration rights on the resale of the shares of Stock currently owned and to be acquired as contemplated hereby, and to be acquired on the exercise of the Warrants and the resale of such shares of Stock upon such exercise. Such registration rights shall be on such terms as shall be negotiated between Emerson and SSG.

     d) The Purchaser will enter into a purchase agreement (the "Purchase Agreement") with SSG providing for the purchase of the Stock and the Warrants as described above, and on such other terms and conditions as shall be agreed upon between Emerson and SSG, and shall provide, without limitation, for the following:

               i) Emerson will provide approximately $2 million of available trade finance credit to SSG for the purchase of goods sourced in the Far East through a foreign subsidiary of Emerson, on terms and conditions acceptable to Emerson and SSG;

               ii) SSG shall cause designees of Emerson to be appointed to its Board of Directors so as to cause such designees to constitute a majority of SSG*s Board;

               iii) Emerson will cause SSG to retain all current members of management, except Michael Blumenfeld, in accordance with their current employment arrangements. SSG shall not alter the title, duties, compensation, or employment arrangements of any of such management members without the prior written consent of Emerson;

               iv) Michael Blumenfeld will resign as an employee, officer, and director of SSG and each of its subsidiaries. Emerson will cause SSG to honor its contractual commitments to Mr. Blumenfeld;

               v) SSG may proceed with its attempts to sell its golf business as previously disclosed to Emerson; PROVIDED, HOWEVER, that SSG shall obtain the prior written consent of Emerson if such sale would be at a price less than the book value of such business as reflected in SSG*s financial statements contained in its most recently filed Form 10-Q;

               vi) a termination fee shall be payable to Emerson by SSG equal to $1 million if a transaction with Emerson is not consummated for any reason except for the willful failure to close by Emerson;

               vii) Emerson shall be entitled to conduct site assessments and reviews and environmental and other due diligence as shall be deemed necessary or desirable by Emerson;

               viii) mutually satisfactory definitive documentation shall have been negotiated, prepared, executed, and exchanged.

     e) Emerson will cause SSG to enter into a consulting or similar agreement with Michael Blumenfeld, which will be negotiated concurrently with the Purchase Agreement. Such consulting or similar arrangement will be on terms acceptable to Emerson and Mr. Blumenfeld, and will contain, without limitation, Mr. Blumenfeld*s agreement not to compete with SSG, and will be on such terms and conditions as shall be acceptable to Emerson, SSG, and Mr. Blumenfeld.

     f) The current defaults by SSG with its primary lender and the amounts of future credit availability shall be resolved to Emerson*s satisfaction, either by agreement with SSG*s current primary lender or by arrangements with a substitute primary lender, all of which shall be acceptable to Emerson.

     g) SSG shall consult with Emerson on SSG*s accounting practices and shall provide for such adjustments(to be effective for the fiscal year ended October 1996), reports, and practices as shall reasonably be requested by Emerson.

     The foregoing represents Emerson*s proposal with respect to its contemplated acquisition of securities of SSG. A draft of the Purchase Agreement should be supplied to SSG by Monday, October 14, 1996. If this proposal is acceptable, Emerson representatives would be prepared to meet with SSG representatives in Dallas on Tuesday and Wednesday of next week to finalize the Purchase Agreement. The ultimate rights and obligations of the parties shall only be as set forth in and subject to execution of such definitive documents.

     Emerson understands the importance of effectuating the acquisition as expeditiously as possible due to the current default of SSG under its lending arrangements. Thus, Emerson and SSG shall each use their respective best efforts to close the transactions contemplated hereby on or about November 1, 1996, but in any event by the close of business on November 15, 1996.

     Emerson also anticipates that SSG will permit additional access to its senior and middle management personnel, and reasonable access to other personnel of SSG and its subsidiaries and affiliates. Further, Emerson shall be permitted to inspect and monitor the books and records of SSG and its subsidiaries until the closing date of the Purchase Agreement.

     Any release to the public of information with respect to the matters set forth herein or contemplated hereby or the definitive documents will be made as necessary or desirable in a form and manner based on the mutual cooperation of Emerson and SSG; PROVIDED, that nothing contained herein shall restrict any party from releasing information which, upon advice of counsel, may be required by applicable laws regulations. An amendment to Emerson*s Schedule 13D will immediately be required due to the delivery of this proposal.

     Emerson looks forward to proceeding immediately with all necessary steps to expeditiously consummate these transactions.

                              Very truly yours,


                              /s/ Eugene I. Davis
                              Eugene I. Davis
                              President